Nano Mask, Inc.

50 West Liberty Street, Suite 880

Reno, Nevada 89501

Telephone 209-275-9270

August 24, 2012

Mr. Kevin L. Vaughn,

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Nano Mask, Inc., Form 10-K for Fiscal Year Ended December 31, 2011

       File No. 000-27421

Dear Mr. Vaughn:

       We have issued Amendment No. 2 to the above Form addressing management’s conclusion on the effectiveness of our internal control over financial reporting.

       We recognize that the Company is responsible for the adequacy and accuracy of its disclosure in the filing.

       We also understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to this filing.

       Further, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Nano Mask, Inc.

/s/Michael J. Marx

Michael J. Marx

Chief Financial Officer